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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 0-18603
CUSIP NUMBER 45810H107

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Accuray Incorporated
Full Name of Registrant

N/A
Former Name if Applicable

1310 Chesapeake Terrace
Address of Principal Executive Office (Street and Number)

Sunnyvale, California 94089
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra sheets if needed)

Accuray Incorporated (the “Company”) will not be able to file its Annual Report on Form 10-K (“Form 10-K”) within 75 days of its fiscal year ended June 30, 2011 without unreasonable effort or expense due to the Company’s recent acquisition of TomoTherapy Incorporated (“TomoTherapy”).

On June 10, 2011 the Company completed the acquisition of TomoTherapy by acquiring all issued and outstanding common shares of TomoTherapy in exchange for cash and shares of the Company’s common stock.  Pursuant to the merger, TomoTherapy became a wholly owned subsidiary of the Company.  As a result of the transaction, the Company’s fourth quarter and fiscal year-end financial statements will reflect the acquisition of TomoTherapy and its results of operations from the close of the acquisition on June 10, 2011 through June 30, 2011.

Since the acquisition closed very near the end of fiscal 2011, despite significant efforts, the Company’s financial personnel have not been able to complete the financial statements and footnotes for the Form 10-K within 75 days of the Company’s fiscal year ended June 30, 2011. Significant additional accounting and audit work has been required as a result of the acquisition including the following. The Company must analyze and determine the fair value of all assets and liabilities acquired with TomoTherapy, then ensure that appropriate adjustments are recorded in TomoTherapy’s financial accounts as of the date of the acquisition. The Company must ensure that the impact of these fair value adjustments are properly reflected in the results of operations subsequent to the acquisition and in the financial statements and footnotes included in the Form 10-K.

Accordingly, the Company requires additional time to complete its financial statements to be included in Form 10-K, and our independent auditors must complete their audit.

The Company expects to file the Form 10-K by no later than September 28, 2011, the expiration date of the extension period provided for by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Darren J. Milliken	(408)	716-4648
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above in Part III, the Company is in the process of completing the preparation of its financial statements for the fiscal year and quarter ended June 30, 2011.  The information below with respect to financial results for the fiscal year and quarter ended June 30, 2011 are preliminary based on our work to date, and our actual results may differ materially from these estimates due to completion of our financial closing procedures and final adjustments.

The Company currently expects to report the following financial results for the quarter and fiscal year ended June 30, 2011 which include the results of operations of TomoTherapy from the close of the acquisition on June 10, 2011 through June 30, 2011:

Total revenue for the quarter ended June 30, 2011 is expected to be in the range $73 to $75 million compared to total revenue of $61.4 million during the fourth quarter of the fiscal year ended June 30, 2010.   Total revenue for the quarter ended June 30, 2011 is expected to include $63 to $64 million of revenue from Accuray’s business excluding the results of TomoTherapy’s sale of products and services and $10 to $11 million of revenue from TomoTherapy’s sale of products and services from the close of the acquisition on June 10, 2011 through June 30, 2011.

Total revenue for the fiscal year ended June 30, 2011 is expected to be $220 to $222 million compared to total revenue of $221.6 million for the fiscal year ended June 30, 2010.  Total revenue for the fiscal year ended June 30, 2011 is expected to include $210 to $211 million of revenue from Accuray’s business excluding the results of TomoTherapy’s sale of products and services.

Consolidated net loss attributable to stockholders for the quarter ended June 30, 2011 is expected to be $25 to $27 million, or $0.39 to $0.43 per share, compared to net income of $5 million, or $0.08 per share during the fourth quarter of the fiscal year ended June 30, 2010. Consolidated net loss attributable to stockholders for the fiscal year ended June 30, 2011 is expected to be $26 to $28 million or $0.44 to $0.47 per share, compared to net income of $2.8 million, or $0.05 per diluted share for the fiscal year ended June 30, 2010. The loss during the quarter ended June 30, 2011 was driven by a number of operating expenses related to the close of the TomoTherapy acquisition including costs of severance, share-based compensation arising from acceleration of options and restricted stock for TomoTherapy employees, fees to investment bankers, integration planning, legal and accounting services. In addition, revenues and cost of sales for the quarter ended June 30, 2011 were impacted by adjustments to reflect the fair value of assets and liabilities acquired with TomoTherapy. These included the write up of inventory based on selling price rather than cost of manufacturing, the write off of deferred product revenue, the write up of deferred service revenue, and the recording of intangible assets related to developed technology and to backlog existing at the time of the acquisition.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Certain of these statements, including, but not limited to, statements regarding the Company’s expected financial results, the nature of the estimated adjustments, the expected timing of filing the financial results and the Form 10-K and other statements using words such as “anticipates,” “could,” “estimates,” “expects,” “may” and “will,” and words of similar import and the negatives thereof, constitute forward-looking statements.  Such statements are subject to certain risks and uncertainties, which could cause the Company’s actual results to differ materially from those anticipated by the forward-looking statements.  We refer you to the risks described more fully in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010 and in our Quarterly Report on Form 10-Q for the period ended March 31, 2011 and the risks discussed in our other SEC filings, which identify important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements.  In addition, we may not be able to file our Form 10-K within the timeframe indicated in this notification form.

Accuray Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 13, 2011	By	/s/ Darren J. Milliken
Darren J. Milliken
Senior Vice President, General Counsel & Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).